Via Facsimile and U.S. Mail
Mail Stop 4720

June 16, 2009

Mr. James Prieur
Chief Executive Officer
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

Re: Conseco, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed March 31, 2009
File No. 001-31792

Dear Mr. Prieur:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 8

1. We note that you have entered into an arrangement with Coventry Health Service pursuant to which you distribute Coventry's Private-Fee-For-Service Plan, Advantra Freedom. We further note that you receive a fee based upon the number of plans sold through your distribution channels and that the collected premiums comprised twelve percent of your total collected premiums in 2008. Please file the distribution agreement and quota share reinsurance agreements related to the Coventry Advantra Freedom Plan as exhibits or provide an analysis supporting your determination that these agreements are not material to your business.

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations
Critical Accounting Policies
Value of Policies Inforce at the Effective Date and Costs of Policies Produced, page 45

2. Please disclose annuity surrenders and insurance policy lapses by line of business and in total, and discuss and analyze trends in annuity surrenders and insurance policy lapses in relation to prior years and historical levels. Please refer to Item 303 (3) of Regulation S-K.

Liabilities for Insurance Products, page 54

3. Since you state that it is possible that actual claims will materially exceed your reserves and you have incurred *significant* losses beyond your estimates, please revise your disclosures to describe and quantify the reasonably likely changes in your key assumptions.

Consolidated Financial Statements
3. Basis of Presentation
Valuation Hierarchy, page 133

4. Please enhance your disclosure of the types of actively managed fixed maturity investments that you classified as Level 3. Since these are actively managed securities please disclose why there are not material observable inputs available. Please also provide a discussion of how the cash flow expectations for your Level 3 investments at December 31, 2008 may have changed from prior periods and quantify the impact this change has had on your financial statements.

5. Investments
Net Realized Investment Gains (Losses), page 145

5. Please disclose the factors underlying the sales or write downs of investments that resulted in realized investment losses. For example, if a loss resulted from a sale of investments that you originally intended to hold until recovery, describe the circumstanced that led to the change in your intent.

6. Please disclose, in a table, loans in your commercial loan portfolio grouped by current loan-to-value ratio, as appropriate, to provide informative disclosure about different levels of loan-to-value ratio. For example, groupings could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium and high.

Note 7 – Income Taxes, page 153

7. Due to the negative surplus in your insurance subsidiaries and the significant statutory losses incurred by your life insurance subsidiaries since your emergence from bankruptcy in 2003 please enhance your disclosures that no further valuation allowance is required on your $2.1 billion net deferred tax asset as follows:

    - Disclose when you project to begin generating taxable income given that you have only appear to have generated taxable income in one year since your emergence from bankruptcy in 2003;
    - Disclose your projected taxable income and the sources of that taxable income for your insurance and non-insurance subsidiaries over the next five years or over any other period that you deem relevant based on the guidance of paragraph 21 of SFAS 109; and
    - Disclose potential tax planning strategies within your control that you are considering to avoid a tax benefit from expiring unused for your life and non-life insurance subsidiaries.

                                    *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney at (202) 551-3495 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant